Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant To Rule 13a-16 Or 15d-16 of the
                         Securities Exchange Act of 1934


                         for the month of November 2002


                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of Registrant's name into English)


                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)




        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---


  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes     No  X
                                        ---    ---

Fila Logo


For More Information, Contact:

Fila Holding S.p.A.                             Citigate Dewe Rogerson
Investor Relations Office:                       Lucia Domville  +1 212 419 4166
Giulia Muzio     (39.015) 3506 418
Elena Carrera  (39.015) 3506 246



                   FILA* ANNOUNCES THIRD QUARTER 2002 RESULTS


(Biella, Italy, November 6th, 2002) - Fila Holding S.p.A. (NYSE:FLH) today reported its unaudited results for the third quarter ended September 30, 2002.


Key highlights for the quarter were the following:

o Significant improvement ((euro)38.5 million) of the net result from a net loss of (euro)35.7 million in 2001 to a net income of (euro)2.8 million in this quarter.
o Operating profit was (euro)17.7 million, now representing 6.7% of total net revenues compared to an operating loss of (euro)2.2 million in the third quarter of 2001.
o Worldwide revenues were (euro)264.3 million, compared with (euro)286.7 million in the third quarter of 2001. Net direct sales in the quarter were strongly impacted by the overall negative exchange rate effect, net of which revenues would have been in line with those of the previous year despite the discontinuation of some markets.
o   Gross profit was 38.2% compared to 34.9% in 2001.
o Total expenses as a percent of total net revenues decreased its incidence by 4% (now representing 31.6%) compared to the third quarter of 2001.
o Achievements in working capital management that as of September 30th, 2002 decreased by (euro)127 million or 35% compared to the same date in 2001.
o   Net financial position decreased to (euro)326.9 million from
    (euro)375.7million in the same period of 2001.


Backlog of customer orders**
Total backlog as of September 30, 2002, scheduled for delivery from October 2002 through March 2003, was down by 14% (in Euro) compared to the corresponding period in 2001, with apparel and footwear reducing at the same pace.

U.S. backlog increased by 17% in U.S. dollars (with apparel up by 12% and footwear up by 23%), with both the Enyce brand and the Fila brand up by 17%.

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 28% (in Euro).

Total Revenues and net direct sales
Worldwide revenues for the third quarter were (euro)264.3 million, down 8% from
(euro)286.7 million in the corresponding period of 2001. On a constant exchange basis, total revenues would have been in line with those of the previous year.

Net direct sales in the third quarter of 2002 totaled (euro)257.3 million (or
(euro)280.2 million on a constant exchange basis) compared to (euro)278.9 million in the corresponding period of 2001. In addition to the exchange rate, net direct sales have been impacted by the reduced business of several subsidiaries that are being discontinued.

Apparel sales were (euro)159.6 million and footwear sales were (euro)97.7 million, up by 4% and down by 22% respectively compared with the third quarter of 2001. Sales in the U.S. were (euro)101.9 million in the quarter, increasing by 19% from (euro)85.6 million mainly thanks to Enyce (+44%); in Europe sales decreased by 22% to (euro)89.6 million.

With regards to sales in the Rest of the World, the Korean market recorded a good performance (+11% in local currency in the quarter), but as a whole, sales of this area were down by 16%, affected by the discontinuation of the Australian and Brazilian subsidiaries and the sales decrease in Latin America.

Royalty Income in the quarter was (euro)5.5 million, unchanged compared with the third quarter of 2001.

Net Result
In U.S. dollars, third quarter net income was U.S.$ 2.7 million compared with a net loss of U.S.$ 31.8 million in the third quarter of 2001.

On a per ADS/per ordinary share basis, net income was U.S. $0.09 per ADS/share in the third quarter of 2002 compared with a net loss of U.S. $1.28 per ADS/share in the same period of 2001. The shares outstanding for the three months ended September 30, 2002 were 30,555,206 because of the 2 for 1 reverse stock split effective September 23 and for the three months ended September 30, 2001 were 24,782,842 restated to reflect the reverse stock split.

The U.S. dollar depreciated by 10% against the Euro on a quarterly average basis; the average exchange rate was (euro)1= U.S.$ 0.984 in the third quarter of 2002 and(euro)1= U.S.$ 0.891 in the corresponding quarter of 2001.

Income statement review
Gross profit for the quarter was (euro)101.1 million, representing 38.2% of total net revenues, compared to (euro)99.9 million (34.9% of total net revenues) in the third quarter of 2001. The higher profitability came mainly from Korea and the United States (both Enyce and Fila brands), although both results were affected by currency depreciation, and from a lower incidence of obsolete sales.

SG&A expenses for the quarter totaled (euro)83.4 million (representing 31.6% of net revenues), down by 18% versus (euro)102.1 million (or 35.6% of net revenues) in the previous year. The incidence of fixed costs on total net revenues decreased to only 28.2%.

As a consequence of the above mentioned factors, income from operations in the quarter was (euro)17.7 million compared with an operating loss of (euro) 2.2 million in the third quarter of 2001.

Other expenses for the quarter were (euro)10.1 million compared with (euro)24.6 million for the corresponding quarter of last year, when other expenses included provisions for high extraordinary costs.

Income before income taxes in the third quarter of 2002 was (euro)7.6 million compared with a loss of (euro)26.8 million in the same quarter of 2001.

Income taxes were (euro)4.8 million compared with (euro)8.9 million in the corresponding quarter of 2001; income taxes were related to Korea and Fila USA (for Enyce) and to the write-off of a deferred tax asset in Fila Deutschland.

Net income for the quarter was (euro)2.8 million compared with a net loss of
(euro)35.7 million in the third quarter of 2001.

Marco Isaia, Chief Executive Officer of Fila, said: "I'm very pleased to inform that this quarter showed the results of two main streams of activities. On one side is the management's continued strong commitment to controlling costs. In this critical area, we are starting to consolidate the benefits of our restructuring and where necessary discontinuance of our direct presence in some of our markets. Also in this area, we are realizing the rewards of our "product complexity" reduction program, which has led the Company to a terrific rationalization of our product offering, significantly reducing product development and sample costs and focusing the offer to the consumers on fewer products.
From a brand development stand point, we are gaining the first benefits of new projects. In the US market, we have been able to catch the momentum of the vintage basketball footwear trend with the relaunch of Fila's bestseller BB84. In Europe and Asia, we are consolidating a very positive first year of the Ferrari project that we believe will yield good sales results and will ease the reentry into the most desirable distribution channels".

Balance sheet review Net working capital as of September 30th, 2002 was
(euro)232.8 million compared with (euro)360.1 million as of September 30th, 2001 (a 35% decrease). As a result, the working capital turnover ratio went from 35.7% in September 2001 to 23.9% in September 2002. Inventory as of September 30th, 2002 was (euro)176.3 million, compared with (euro)240.1 million as of September 30th, 2001. Trade receivables as of September 30th, 2002 were
(euro)204.0 million compared with (euro)259.2 million in the prior year. Net working capital items have been positively impacted by the discontinuation process of some subsidiaries started already some months ago.

Net financial indebtedness as of September 30th, 2002 was (euro)326.9 million, a reduction of (euro)49 million compared to September 2001.

Fila's results for the third quarter and its financial statements as of September 30, 2002 do not reflect the effect of the share capital increase in progress.

Marco Isaia added: "Signals we are receiving from the Fila organization show that our strategic decisions and our managerial efforts have headed us in the right direction to achieve our objective of a more effective structure that reacts flexibly to market needs".

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

*    Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.
** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.
This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.

FILA GROUP'S NET DIRECT SALES   (Euro)

                                          THIRD QUARTER                        NINE MONTHS
                                       ended September 30                  ended September 30
                                           (unaudited)                         (unaudited)
--------------------------------------------------------------------------------------------------
Euro million                     2002         2001                   2002         2001
------------                     ----         ----                   ----         ----

UNITED STATES
Apparel                          67.0         49.3       +36%       136.3        111.3       +22%
Footwear                         34.9         36.3        -4%       115.2         99.6       +16%
                                -----        -----                  -----        -----
Total                           101.9         85.6       +19%       251.4        211.0       +19%

EUROPE
Apparel                          50.4         59.4        -3%       126.1        144.2       -13%
Footwear                         39.1         55.9       -30%       108.9        146.0       -25%
                                -----        -----                  -----        -----
Total                            89.6        115.3       -22%       235.0        290.2       -19%

REST OF WORLD
Apparel                          42.2         45.1        -6%       142.7        131.5        +8%
Footwear                         23.7         33.0       -28%        73.9         96.7       -24%
                                -----        -----                  -----        -----
Total                            65.9         78.1       -16%       216.6        228.3        -5%

TOTAL FILA GROUP
Apparel                         159.6        153.8        +4%       405.1        387.1        +5%
Footwear                         97.7        125.1       -22%       297.9        342.3       -13%
                                -----        -----                  -----        -----
Total                           257.3        278.9        -8%       703.0        729.4        -4%
--------------------------------------------------------------------------------------------------
Figures may not add due to rounding.

BALANCE SHEET SUMMARY
--------------------------------------------------------------------------------------------------

Euro million                                       September 30, 2002          September 30, 2001
------------                                       ------------------          ------------------
                                                       (unaudited)                 (unaudited)
Trade receivables                                         204.0                       259.2
Inventories                                               176.3                       240.1
Other current assets                                       73.4                        90.2
Accounts payable                                         (220.9)                     (229.4)
Working Capital (*)                                       232.8                       360.1
Net fixed and non current assets                          132.5                       168.5
                                                          -----                       -----
TOTAL NET ASSETS                                          365.4                       528.6

Net Financial Position (**)                               326.9                       375.7
Provision and Other Liabilities                            17.4                        16.7
Shareholders' Equity                                       21.1                       136.3
                                                          -----                       -----
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                      365.4                       528.6

--------------------------------------------------------------------------------------------------
*   Excluding cash and short term loans.
** Short term and long term financial indebtedness less cash.
Figures may not add due to rounding.


KEY FIGURES IN U.S. DOLLARS
for the third quarter ended September 30, 2002.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

-----------------------------------------------------------------------------------------------------
                                            THIRD QUARTER                     NINE MONTHS
                                          ended September 30               ended September 30
                                             (unaudited)                      (unaudited)
                                         2002            2001             2002            2001
                                         ----            ----             ----            ----

Net Revenues  (U.S.$/million)           260.1            255.4           675.0            675.2
Net Income/(Loss) (U.S.$/million)        2.7            (31.8)           (59.5)          (78.5)

Net Income/(Loss) per ADS (*)            0.09           (1.28)           (1.95)          (4.47)
(U.S.$/ADS)

Number of ADSs outstanding (**):      30,555,206      24,782,842       30,555,206      17,560,006

Average exchange rate                   0.984            0.891           0.926            0.896
(U.S. dollars per Euro)

-----------------------------------------------------------------------------------------------------
* Income or Losses per ADS were calculated by dividing Net Income or Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).

**Reflecting the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002

                                          FILA HOLDING S.p.A.
                      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                               FOR THE THREE MONTHS           FOR THE NINE MONTHS
                                                ENDED SEPTEMBER 30,            ENDED SEPTEMBER 30,
                                               2002           2001            2002           2001
                                               ----           ----            ----           ----
                                              (in thousands of Euro, except for earnings per share)

Net revenues:
  Net direct sales                             257,272        278,926         703,025         729,421
  Royalty income                                 5,553          5,485          17,832          16,991
  Other revenues                                 1,492          2,262           8,072           7,167
                                            ----------     ----------      ----------      ----------
                                               264,317        286,673         728,929         753,579

Cost of sales                                  163,240        186,766         454,844         479,151
                                            ----------     ----------      ----------      ----------

Gross profit                                   101,077         99,907         274,085         274,428

Selling, general and
  administrative expenses                       83,399        102,132         258,781         298,773
                                            ----------     ----------      ----------      ----------

Income (loss) from operations                   17,678        (2,225)          15,304        (24,345)

Other income (expense):
Interest income                                    442            260           1,491           1,861
Interest expense                               (5,947)        (6,791)        (18,405)        (23,215)
Foreign exchange losses                        (4,504)        (2,698)        (24,917)         (3,489)
Other expense, net                                (83)       (15,391)        (22,248)        (20,734)
                                            ----------     ----------      ----------      ----------
                                              (10,092)       (24,620)        (64,079)        (45,577)
                                            ----------     ----------      ----------      ----------

Income (loss) before income taxes                7,586       (26,845)        (48,775)        (69,922)

Income taxes expense                             4,810          8,889          15,504          17,698
                                            ----------     ----------      ----------      ----------

Net income (loss)                                2,776        (35,734)        (64,279)        (87,620)
                                            ==========     ==========      ==========      ==========


Income (loss) per share (in Euro)                 0.09          -1.44              -2.10           -4.99


average number of ordinary
 shares outstanding (1):                    30,555,206     24,782,842         30,555,206      17,560,006


(1) reflecting the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 7, 2002

                                                   FILA HOLDING S.p.A.


                                                   By: /s/ Marco Isaia
                                                       -----------------------
                                                       Marco Isaia
                                                       Chief Executive Officer